     (LOGO)

                                                   Allens Arthur Robinson (LOGO)

                                                        Parent Deposit Agreement

                                                              Lihir Gold Limited
                                 Australia and New Zealand Banking Group Limited

                                                    BALLARAT GOLDFIELDS FACILITY

                                                          Allens Arthur Robinson
                                                                Riverside Centre
                                                                123 Eagle Street
                                                               Brisbane QLD 4000
                                                              Tel 61 7 3334 3000
                                                              Fax 61 7 3334 3444
                                                                  www.aar.com.au


                                        (C)Copyright Allens Arthur Robinson 2006
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Parent Deposit Agreement                           Allens Arthur Robinson (LOGO)

TABLE OF CONTENTS

1.    DEFINITIONS AND INTERPRETATION                               1
      1.1    Definitions                                           1
      1.2    Interpretation                                        2
      1.3    Document or agreement                                 2
      1.4    Code of Banking Practice (2003)                       3
      1.5    Facility Agreement                                    3

2.    DISTRIBUTION ACCOUNT AND DEPOSIT                             3
      2.1    Establish Distribution Account                        3
      2.2    Payments to Distribution Account                      3
      2.3    The Deposit                                           3

2A.   TERMINATION OF EARLIER AGREEMENT                             3
      2A.1   Approval by the Bank of Papua New Guinea              3
      2A.2   Termination of the Earlier Document                   4

3.    INTEREST                                                     4

4.    PURPOSE                                                      4

5.    MATURITY                                                     4

6.    WITHHOLDING TAX                                              4

7.    EVIDENCE OF INDEBTEDNESS                                     4

8.    LIMITED RECOURSE AGAINST LENDER                              4

9.    GUARANTEE                                                    5
      9.1    Consideration                                         5
      9.2    Guarantee                                             5
      9.3    Indemnity                                             5
      9.4    Payment obligation                                    5
      9.5    Unconditional nature of obligation                    6
      9.6    Principal and independent obligation                  6
      9.7    No marshalling                                        7
      9.8    No competition                                        7
      9.9    Suspense account                                      7
      9.10   Rescission of payment                                 7
      9.11   Continuing guarantee and indemnity                    8
      9.12   Variations                                            8
      9.13   Judgment                                              8
      9.14   Conditions precedent                                  8
      9.15   Limited Recourse against Depositor                    8

10.   SET-OFF                                                      9

11.   ACKNOWLEDGEMENT BY DEPOSITOR                                 9

12.   EXPENSES                                                     9

13.   STAMP DUTIES AND GST                                         9

                                                             Page (i)
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Parent Deposit Agreement                           Allens Arthur Robinson (LOGO)

      13.1   Stamp duties                                           9
      13.2   GST                                                    9

14.   ASSIGNMENT                                                   10
      14.1   Assignment by Depositor                               10
      14.2   Assignment by Lender                                  10

15.   NOTICES                                                      10

16.   GOVERNING LAW AND JURISDICTION                               11

17.   WHOLE AGREEMENT                                              11

18.   BUSINESS DAYS                                                11

19.   CONDITION PRECEDENT                                          11

SCHEDULE                                                           12
      Notice Details                                               12

                                                                       Page (ii)

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Parent Deposit Agreement                           Allens Arthur Robinson (LOGO)

DATE 12 FEBRUARY 2007

PARTIES

      1. LIHIR GOLD LIMITED ARBN 069 803 998, incorporated in Papua New Guinea, of Level 7, Pacific Place, Cnr Champion Parade and Musgrave Street, Port Moresby, Papua New Guinea (the DEPOSITOR); and

      2. AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED ABN 11 005 357 522, having an office at Level 17, 530 Collins Street, Melbourne, Victoria 3000 (the LENDER).

RECITALS

      A The Depositor has requested that the Lender make the Loan to the Borrower.

      B The Depositor has agreed to deposit funds with the Lender on the terms set out in this Agreement and under the Syndicated Facilities Agreement, as security for the Borrower's obligations under the Facility Agreement.

IT IS AGREED as follows.

1.    DEFINITIONS AND INTERPRETATION

1.1   DEFINITIONS

      The following definitions apply unless the context requires otherwise.

      AUTHORISATION includes:

      (a) any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Government Agency; or

      (b) in relation to anything which will be fully or partly prohibited or restricted by law if a Government Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

      AUTHORISED OFFICER means:

      (a) in respect of the Depositor, any director or secretary, or any person from time to time nominated as an Authorised Officer by the Depositor by a notice to the Lender accompanied by certified copies of signatures of all new persons so appointed; and

      (b) in respect of the Lender, any person whose title or acting title includes the word CHIEF, COUNSEL, EXECUTIVE, HEAD, DIRECTOR, MANAGER OR PRESIDENT or cognate expressions, or any secretary or director.

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Parent Deposit Agreement                           Allens Arthur Robinson (LOGO)

      BORROWER means Lihir Australian Holdings Pty Limited ACN 121 554 443.

      BUSINESS DAY means a weekday on which banks are open in Brisbane and Melbourne.

      DEPOSIT has the meaning in clause 2.

      DISTRIBUTION ACCOUNT means the account to be set up pursuant to clause 11.6(a) of the Syndicated Facilities Agreement.

      EARLIER DOCUMENT means the Parent Deposit Agreement dated 17 October 2006 between the Depositor and the Lender.

      FACILITY AGREEMENT means the facility agreement between the Borrower and the Lender dated on or about the date of this Agreement.

      GST means any goods and services or similar tax, together with any related interest, penalties, fines or other charge.

      LOAN means a loan under the Facility Agreement.

      SYNDICATED FACILITIES AGREEMENT means the Syndicated Facilities Agreement between the Lender, the Depositor and others dated 13 December 2005.

1.2   INTERPRETATION

      Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

      (a)   The singular includes the plural and the converse.

      (b)   A gender includes all genders.

      (c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

      (d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

      (e) A reference to a chause is a reference to a clause of this Agreement.

      (f) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns.

      (g) A reference to WRITING includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

      (h) A reference to CONDUCT includes an omission, statement or undertaking, whether or not in writing.

      (i) The meaning of terms is not limited by specific examples introduced by INCLUDING, or FOR EXAMPLE, or similar expressions.

1.3   DOCUMENT OR AGREEMENT

      A reference to:

      (a) an agreement includes a Security Interest, Guarantee, undertaking, deed, agreement or legally enforceable arrangement whether or not in writing; and

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Parent Deposit Agreement                           Allens Arthur Robinson (LOGO)

      (b) a document includes an agreement (as so defined) in writing or a certificate, notice, instrument or document.

      A reference to a specific agreement or document includes it as amended, novated, supplemented or replaced from time to time, except to the extent prohibited by this Agreement.

1.4   CODE OF BANKING PRACTICE (2003)

      The Code of Banking Practice (2003) does not apply to the Transaction Documents or any banking service provided under them.

1.5   FACILITY AGREEMENT

      Any word or expression which is defined in clause 1.1 of the Facility Agreement has the same meaning when used in this Agreement, unless that word or expression is also defined in clause 1.1 of this Agreement, in which case it will have that meaning when used in this Agreement.

2.    DISTRIBUTION ACCOUNT AND DEPOSIT

2.1   ESTABLISH DISTRIBUTION ACCOUNT

      The Depositor must as soon as practicable after the execution of this Agreement (subject to clause 19) establish the Distribution Account with the Lender.

2.2   PAYMENTS TO DISTRIBUTION ACCOUNT

      The Depositor must make payments (or ensure that payments are made) into the Distribution Account of all amounts permitted under the Syndicated Facilities Agreement to be deposited in the Distribution Account at the earliest practicable time pursuant to clause 11.6(b)(i) of the Syndicated Facilities Agreement.

2.3   THE DEPOSIT

      Fifty percent (50%) of the aggregate of all funds which are deposited into the Distribution Account (or, if a higher amount, 50% of all funds required by clause 2.2 to be deposited in the Distribution Account), together with all interest accrued on that aggregate amount pursuant to clause 3, constitutes the DEPOSIT in this Agreement.

2A.   TERMINATION OF EARLIER AGREEMENT

2A.1  APPROVAL BY THE BANK OF PAPUA NEW GUINEA

      The parties acknowledge and agree that:

      (a) this Agreement has been submitted to the Bank of Papua New Guinea for approval prior to its execution;

      (b) the Bank of Papua New Guinea has now given approval for this Agreement; and

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

     (c) this Agreement will replace the Earlier Document with effect immediately following its execution.

2A.2 TERMINATION OF THE EARLIER DOCUMENT

     The Earlier Document shall terminate immediately upon the execution of this Agreement and this Agreement shall commence immediately thereafter.

3.   INTEREST

     The Lender will pay interest on funds from time to time in the Distribution Account at its usual rate of interest on similar accounts. That interest will be payable to the Distribution Account at monthly intervals, or such other intervals as the Lender customarily pays interest on similar accounts.

4.   PURPOSE

     The rights of the Lender under this Agreement in respect of the Deposit are intended to provide security for the Lender for repayment of the facility provided to the Borrower pursuant to the Facility Agreement.

5.   MATURITY

     (a) Subject to this Agreement, the Lender will repay the Deposit (or release it from the constraints on its repayment to the Depositor) on the date which the Loan is repaid under the Facility Agreement, but it will in no circumstances be required to do so before that date, and the Distribution Account is established with the Lender and amounts paid to it on that basis.

     (b) For clarification, nothing in this clause prohibits the Parent from at any time withdrawing from the Distribution Account any amount not comprised in the Deposit.

6.   WITHHOLDING TAX

     The Lender may make any deduction from the Distribution Account required by law on account of withholding tax or otherwise.

7.   EVIDENCE OF INDEBTEDNESS

     Any certificate delivered by the Lender's Authorised Officer as to any amount payable under this Agreement is conclusive and binds the Depositor unless proven wrong.

8.   LIMITED RECOURSE AGAINST LENDER

     Despite anything to the contrary contained in this Agreement (whether express or implied):

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

     (a) the obligation of the Lender to repay, and pay interest on, the Deposit is conditional;

     (b) the Lender is only required to pay or repay the Deposit to the extent that it receives from the Borrower the corresponding payment of principal or interest under the Facility Agreement (or receives from the Parent the corresponding amount under this Agreement) and is satisfied that the corresponding payment of principal or interest under the Facility Agreement will not be liable to be repaid to the Borrower, the Parent or any other person;

     (c) if the Depositor receives moneys from the Lender under this clause and the Lender is subsequently required by law to repay those moneys to the Borrower or to any other person, then the Depositor shall refund those moneys to the Lender; and

     (d) despite any allocation or appropriation made by the Borrower, the Lender is entitled to appropriate any moneys paid under the Facility Agreement to moneys payable by the Borrower under the Facility Agreement other than principal and interest in priority to payments of principal and interest.

9.   GUARANTEE

9.1  CONSIDERATION

     The Depositor enters into this Agreement for valuable consideration which includes the Lender entering into the Facility Agreement at its request. Subject to the limitation of the Depositor's liability in clause 9.15, its obligations are unconditional and irrevocable.

9.2  GUARANTEE

     The Depositor guarantees to the Lender the due and punctual payment of the Secured Money.

9.3  INDEMNITY

     If the Secured Money is not recoverable from the Borrower for any reason including any legal limitation, disability or incapacity or an obligation in any Transaction Document becoming unenforceable, void or illegal and whether or not:

     (a) any transaction relating to the Secured Money was void or illegal or has been subsequently avoided; or

     (b) any matter or fact relating to that transaction was or ought to have been within the knowledge of the Lender,

     the Depositor indemnifies the Lender in respect of that money and shall pay that money to the Lender. The amount of that money will be equal to the amount the Lender would otherwise have been entitled to recover.

9.4  PAYMENT OBLIGATION

     On demand from time to time the Depositor shall pay an amount equal to the Secured Money which is then due and payable or would have been due and payable but for some

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

     reason. It shall pay that amount in the same manner and currency which the Borrower is, or would have been, required to pay the Secured Money. A demand need only specify the amount owing. It need not specify the basis or calculation of that amount.

9.5  UNCONDITIONAL NATURE OF OBLIGATION

     Neither this Agreement nor the obligations of the Depositor under it will be affected by anything which but for this provision might operate to release, prejudicially affect or discharge them or in any way relieve the Depositor from any obligation. This includes:

     (a) the grant to any person of any time, waiver or other indulgence, or the discharge or release of any person;

     (b)  any transaction or arrangement between the Lender and any person;

     (c) the Lender becoming party to or bound by any compromise, moratorium, assignment of property, scheme of arrangement, deed of company arrangement, composition of debts or scheme of reconstruction by or relating to any person;

     (d) the Lender exercising or delaying or refraining from exercising or enforcing any document or agreement or any right, power or remedy conferred on it by law or by any document or agreement;

     (e) all or any part of any document or agreement held by the Lender at any time or of any right, obligation, power or remedy changing, ceasing or being transferred (this includes amendment, variation, novation, replacement, rescission, invalidity, extinguishment, repudiation, avoidance, unenforceability, frustration, failure, expiry, termination, loss, release, discharge, abandonment or assignment);

     (f) the taking or perfection of any document or agreement or failure to take or perfect any document or agreement;

     (g) the failure by any person or the Lender to notify the Depositor of any default by any person under any document or agreement or other circumstance;

     (h) the Lender obtaining a judgment against any person for the payment of any Secured Money;

     (i) any change in any circumstance (including in the members or constitution of any person);

     (j) any increase in the Secured Money for any reason (including as a result of anything referred to above;

     (k)  any reason,

     whether with or without the consent or knowledge of the Depositor. None of the paragraphs above limits the generality of any other.

9.6  PRINCIPAL AND INDEPENDENT OBLIGATION

     This clause is a principal and independent obligation. Except for stamp duty purposes, it is not ancillary or collateral to another document, agreement, right or obligation.

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

9.7  NO MARSHALLING

     The Lender is not obliged to marshal or appropriate in favour of the Depositor or to exercise, apply or recover:

     (a) any Security Interest, Guarantee, document or agreement held by the Lender at any time; or

     (b) any of the funds or assets that the Lender is entitled to receive or has a claim on.

9.8  NO COMPETITION

     Until the Secured Money has been irrevocably paid and discharged in full the Depositor is not entitled to and shall not, except as directed by the
     Lender:

     (a) be subrogated to the Lender or claim the benefit of any Security Interest or Guarantee held by the Lender at any time;

     (b) either directly or indirectly prove in, claim or receive the benefit of, any distribution, dividend or payment arising out of or relating to the Liquidation of the Borrower or any security provider without the consent of the Lender; or

     (c) have or claim any right of contribution or indemnity from the Borrower or any security provider.

     The receipt of any distribution, dividend or other payment by the Lender out of or relating to any Liquidation will not prejudice the right of the Lender to recover the Secured Money by enforcement of this Agreement.

     The Depositor must comply with any direction under this clause. Such a direction may require that any proceeds (not exceeding the amount of the Secured Money) be held on trust for, and promptly paid to, the Lender.

9.9  SUSPENSE ACCOUNT

     In the event of a Liquidation of any person, the Depositor authorises the Lender to do the following until the Lender has been paid the Secured Money in full:

     (a) prove in respect of all moneys which the Depositor has paid the Lender under this Agreement; and

     (b)  (i) retain and carry to a suspense account; and

          (ii) appropriate at the discretion of the Lender,

     any dividend received in that Liquidation and any other money received in respect of the Secured Money.

9.10 RESCISSION OF PAYMENT

     Whenever any of the following occurs for any reason:

     (a) all or part of any transaction of any nature (including any payment or transfer) made during the term of the Agreement which affects or relates in any way to the Secured Money is void, set aside or voidable;

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

     (b) any claim of a nature contemplated by paragraph (a) is upheld, conceded or compromised; or

     (c) the Lender is required to return or repay any money or asset received by it under any such transaction or the equivalent in value of that money or asset,

     the Lender will again have all right against the Depositor in respect of the Secured Money and the Mortgaged Property which it would have had if all or the relevant part of the transaction or receipt had not taken place. The Depositor shall indemnify the Lender against any resulting loss, cost or expense. This clause continues after this Agreement is discharged.

9.11 CONTINUING GUARANTEE AND INDEMNITY

     This clause:

     (a)  is a continuing guarantee and indemnity;

     (b) will not be taken to be wholly or partially discharged by the payment at any time of any Secured Money or by any settlement or account or other matter or thing; and

     (c) remains in full force until the Secured Money has been paid in full and the Depositor has completely performed its obligations under this Agreement.

9.12 VARIATIONS

     This clause covers the Secured Money as varied from time to time including as a result of:

     (a)  any amendment to, or waiver under, any Finance Document; or

     (b)  the provision of further accommodation to the Borrower,

     and whether or not with the consent of or notice to the Depositor. This does not limit any other provision.

9.13 JUDGMENT

     A judgment obtained against the Borrower will be conclusive against the Depositor.

9.14 CONDITIONS PRECEDENT

     Any condition or condition precedent to the provision of financial accommodation is for the benefit of the Lender and not the Depositor. Any waiver of or failure to satisfy such a condition or condition precedent will be disregarded in determining whether an amount is part of the Secured Money.

9.15 LIMITED RECOURSE AGAINST DEPOSITOR

     Despite any other provision of this Agreement, the liability of the Depositor to the Lender under or in connection with this Agreement is limited to the amount of the Deposit or funds which should comprise the Deposit from time to time.

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

10.  SET-OFF

     (a) If an amount is owed under clause 9 (GUARANTEE), the Lender may, at any time, apply all or part of the Deposit towards satisfaction of that amount. The Lender need not make that application.

     (b)  The Lender may exchange currencies to make that application.

11.  ACKNOWLEDGEMENT BY DEPOSITOR

     The Depositor  confirms  that:

     (a) the Lender is not obliged to enforce or monitor and may waive any of the Borrower's obligations under the Facility Agreement;

     (b) the Lender gives no advice, warranty, representation or undertaking to the Depositor except as expressly set out in this Agreement;

     (c) it has not entered into this Agreement in reliance on, or as a result of, any statement or conduct of any kind of or on behalf of the Lender (including any advice, warranty, representation or undertaking) except as expressly set out in this Agreement; and

     (d)  it enters into this Agreement entirely at its own risk.

12.  EXPENSES

     On demand the Borrower shall reimburse the Lender for all costs and expenses in relation to the preparation, execution and completion of this Agreement or the actual or contemplated enforcement of, or actual or contemplated exercise, preservation or consideration of any rights, powers or remedies under this Agreement, including in each case legal costs and expenses (including in-house lawyers charged at their usual rates) on a full indemnity basis.

13.  STAMP DUTIES AND GST

13.1 STAMP DUTIES

     The Borrower shall pay or reimburse the Lender for all stamp, transaction, registration, financial institutions, debit and other duties and taxes (including fines and penalties) on or in relation to the execution, delivery, performance or enforcement of this Agreement or any payment, receipt or other transaction contemplated by this Agreement.

13.2 GST

     All payments to be made by the Depositor under or in connection with this Agreement have been calculated without regard to GST.

     (a) If all or part of any such payment is the consideration for a taxable supply for GST purposes then, when the Depositor makes the payment:

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

          (i) it must pay to the Lender an additional amount equal to that payment (or part) multiplied by the appropriate rate of GST (currently 10%); and

          (ii) the Lender will promptly provide to the Depositor a tax invoice complying with the relevant GST legislation.

     (b) Where under this Agreement the Depositor is required to reimburse or indemnify for an amount, the Depositor will pay the relevant amount (including any sum in respect of GST) less any GST input tax credit the Lender determines that it is entitled to claim in respect of that amount.

14.  ASSIGNMENT

14.1 ASSIGNMENT BY DEPOSITOR

     It is a fundamental term of this Agreement and the Deposit that they are not capable of being assigned, mortgaged, charged or otherwise dealt with by the Depositor. The Depositor shall not attempt or purport to do so.

14.2 ASSIGNMENT BY LENDER

     The Lender may assign or transfer all or any of its rights or obligations under this Agreement at any time if:

     (a)  any necessary prior Authorisation is obtained;

     (b) the transferee or assignee is a Related Entity of the Lender or the Depositor has given its prior consent, which consent:

          (i)  it shall not withhold unreasonably; and

          (ii) will be taken to have been given if no response is received within 15 days of the request for consent; and

     (c) in the case of a transfer of obligations, the transfer is effected by a novation in form and substance reasonably satisfactory to the Depositor.

15.  NOTICES

     All notices, requests, demands, consents, approvals, agreements or other communications to or by a party to this Agreement:

     (a)  must be in writing signed by an Authorised Officer of the sender; and

     (b) will be taken to be given or made when delivered, received or left at the address or fax number of the recipient shown in the schedule or to any other address or fax number which it may have notified the sender but, if delivery or receipt is on a day on which business is not generally carried on in the place to which the communication is sent or is later than 4pm (local time), it will be taken to have been given or made at the commencement of business on the next day on which business is generally carried on in that place.

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16.  GOVERNING LAW AND JURISDICTION

     This Agreement is governed by the laws of Victoria. The Depositor submits to the non-exclusive jurisdiction of courts exercising jurisdiction there.

17.  WHOLE AGREEMENT

     This Agreement constitutes the entire agreement between the parties in relation to the Deposit.

18.  BUSINESS DAYS

     If anything falls to be done under this Agreement on a day which is not a Business Day it must be done on the next Business Day.

19.  CONDITION PRECEDENT

     (a) This Agreement is subject to, and will not take effect unless and until, it and the establishment of the Distribution Account have been approved by The Bank of Papua New Guinea.

     (b) The Depositor shall use its best endeavours to obtain that consent at the earliest practicable date.

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

SCHEDULE

NOTICE DETAILS

DEPOSITOR

LIHIR GOLD LIMITED

Address:          Level 9, 500 Queen Street, Brisbane QLD 4000

Fax number:       (07)3318 9203

Email:            Paul.Fulton@lihir.com.pg

Attention:        Chief Financial Officer

LENDER

Australia & New Zealand Banking Group Limited

Address:          Level 17, 530 Collins Street, Melbourne VIC 3000

Fax number:       (03) 9273 3670

Attention:        Prasanna Thilakaratne

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Parent Deposit Agreement                           Allens Arthur Robinson [LOGO]

EXECUTED as an agreement

Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

SIGNED for LIHIR GOLD LIMITED ARBN 069 803 993

/s/ Arthur Hood                                    /s/ Ross Garnaut
----------------------                             ----------------------------
Director Signature                                 Director Signature

Arthur Hood                                        Ross Garnaut
----------------------                             ----------------------------
Print Name                                         Print Name

SIGNED for AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED ABN 11 005 357
522 by its attorney

/s/ Prasanna Thilakaratne                          /s/ Todd Malios
----------------------                             ----------------------------
Witness Signature                                  Attorney Signature

Prasanna Thilakaratne                              Todd Malios
----------------------                             ----------------------------
Print Name                                         Print Name

                                                                         Page 13